CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2016 AND 2015

	2016	2015
ASSETS		
Cash and cash equivalents	$ 12,503	$ 12,503
Commissions receivable	12,598	13,892
TOTAL ASSETS	$ 25,101	$ 26,395

LIABILITIES AND STOCKHOLDERS' EQUITY

	2016	2015
LIABILITIES		
Commissions payable	$ 12,598	$ 13,892
TOTAL LIABILITIES	12,598	13,892
STOCKHOLDERS' EQUITY		
Common Stock (50,000 shares authorized, 10,000 shares issued and outstanding)	$ 10,000	$ 10,000
Additional Paid In Capital	-	-
Retained Earnings	2,503	2,503
TOTAL STOCKHOLDERS' EQUITY	12,503	12,503
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 25,101	$ 26,395